SHELTON M. VAUGHAN

DIRECT DIAL: 713.402.3906

PERSONAL FAX: 713.583.9179

E-MAIL: SMVaughan@duanemorris.com

www.duanemorris.com

January 18, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Andri Boerman

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MIRANDA & ESTAVILLO

Re:	Diamond Offshore Drilling, Inc.

Dear Ms. Boerman:

Reference is made to the comments received by Diamond Offshore Drilling, Inc. (the “Company”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated January 8, 2013 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2011, filed on February 23, 2012 (File No. 001-13926). On behalf of the Company, this letter will confirm, consistent with our telephone conference today, that the Company anticipates responding to the Comment Letter by February 6, 2013. Going forward, please copy me (at the email address above) on any correspondence to the Company concerning this matter that is provided via email.

Very truly yours,

/s/ Shelton M. Vaughan

Shelton M. Vaughan

cc:	William C. Long, Esq.
Senior Vice President, General Counsel and Secretary
Diamond Offshore Drilling, Inc.

DUANE MORRIS LLP

1330 POST OAK BOULEVARD, SUITE 800 HOUSTON, TX 77056-3166	PHONE: 713.402.3900 FAX: 713.402.3901